

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Clarence L. Granger
Chief Executive Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, CA 94545

> **Re:**   **Ultra Clean Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-184941**

Dear Mr. Granger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder(s), page 3

1.   We note your statement in the first paragraph on page 3 that the prospectus covers the resale of shares by AIT Holding, HLHZ AIT Holding, Houlihan Lokey and other entities as well as by the direct or indirect holders of any of AIT Holding's membership interests. We also note that the table on page 4 indicates that only AIT Holding owns shares. Please revise the first and second paragraphs on page 3 and elsewhere, as applicable, to remove any implication that the current prospectus covers resales by anyone other than the person or persons who are identified in the table on page 4 as the present owners of the shares. Also, to the extent that you have a single selling stockholder, please revise all references to multiple "selling stockholder(s)" in the registration statement and in counsel's opinion.

2.   Please provide additional analysis of the selling stockholder's status as a statutory underwriter to address (1) that Houlihan Lokey is a signatory to the Lock-Up Agreement as a potential future holder of shares, and (2) whether the selling stockholder purchased

with a view toward reselling. Also, please revise footnote 2 of the selling stockholder table to identify the natural person or persons who have voting or dispositive control of the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or Joseph McCann, Reviewing Attorney, at (202) 551-6262 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Jason Bassetti, Esq.
           Davis Polk & Wardwell LLP